June 7, 2006
VIA EDGAR AND FACSIMILE (202-772-9205)
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0309
Attn:     Albert G. Pappas, Esq.
Re:	Tandem Health Care, Inc. Registration Statement on Form S-1 Filed October 7, 2005 — File No. 333-128900
Ladies and Gentlemen:
     On October 7, 2005, Tandem Health Care, Inc. (“Tandem”) filed a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission with respect to the registration of shares of Tandem’s common stock. On behalf of Tandem, and pursuant to Rule 477 of the Securities Act of 1933, as amended, I am hereby requesting that the Registration Statement be withdrawn because Tandem is no longer pursuing an offering of its common stock. No securities were sold in connection with the proposed offering.
     If you have any questions or comments, please do not hesitate to contact me at (407) 571-1550.
Very truly yours,
/s/ Lawrence R. Deering
Lawrence R. Deering
Chairman and Chief Executive Officer
cc:	Rosemary L. Corsetti, Esq. Richard D. Rose, Esq. David A. Grubman, Esq. Andrew J. Weidhaas, Esq. Heath Glennon (Nasdaq Stock Market)